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                        [KIRKLAND & ELLIS LLP LETTERHEAD]


                             200 East Randolph Drive
                             Chicago, Illinois 60601
   James S. Rowe
To Call Writer Directly:         312 861-2000
    312 861-2191                                                     Facsimile:
  jrowe@kirkland.com            www.kirkland.com                    312 861-2200


                                October 29, 2004


VIA EDGAR SUBMISSION AND
OVERNIGHT DELIVERY

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Mr. Albert C. Lee

         Re:      SeaBright Insurance Holdings, Inc.
                  Amendment No. 1 to Registration Statement on Form S-1 File Number 333-119111

Ladies and Gentlemen:

                  SeaBright Insurance Holdings, Inc., a Delaware corporation (the "Company"), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 1 to its Registration Statement on Form S-1 (the "Amendment").

                  On behalf of the Company, we are writing to respond to the comments raised in your letter to the Company dated October 15, 2004. The responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of the Amendment are enclosed, and have been marked to show changes from the Registration Statement on Form S-1 filed on September 17, 2004. References to page numbers in our responses are to page numbers of the Amendment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

FORM S-1

GENERAL

1. Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

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Securities and Exchange Commission
October 29, 2004
Page 2

      Response: We do not currently plan to include any graphic, visual or photographic information in the prospectus.

2. Please complete all of the non-pricing sections of your filing prior to filing the next amendment.

      Response: We will provide the requested information in a subsequent amendment.

3. Please note that when you file a pre-effective amendment containing price-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

      Response: We have noted your comment.

4. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

      Response: We have noted your comment.

5. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

      Response: We have noted your comment. Where your comments are applicable to portions of the filing that you did not cite as examples, we have endeavored to make appropriate changes in accordance with your comments throughout the Amendment.

TABLE OF CONTENTS

6. You should retain only the Table of Contents on this page. All other information should be disclosed after the Risk Factors section.

      Response: We have made the requested revision. Please see the Table of Contents and the new section on page 23 entitled "Certain Important Information."

NOTE ON FORWARD-LOOKING STATEMENTS

7. Please relocate the section entitled "Note on Forward-Looking Statements" so that it appears after the risk factors section.


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Securities and Exchange Commission
October 29, 2004
Page 3

      Response: We have made the requested revision. Please see page 24 of the Amendment.

8. Please delete the statement that "[a]ll subsequent written and oral forward-looking statements attributable to us or individuals acting on behalf are expressly qualified in their entirety by this paragraph." This statement may appear to be a disclaimer of responsibility for the statements contained in your filing. It should be sufficient to state that actual results could differ materially from the forward-looking statements.

      Response: We have made the requested revision. Please see "Note on Forward-Looking Statements" on page 24 of the Amendment.

PROSPECTUS SUMMARY, PAGE 1

9. Please provide us with a marked copy of the A.M. Best Company report supporting your statement regarding your subsidiary, SeaBright Insurance Company.

      Response: On behalf of the Company, the requested marked report is being provided supplementally to the Staff as Exhibit A to this letter.

10. Please eliminate jargon and technical terms from the prospectus and provide a "Plain English" explanation or substitute. For example, these words and phrases appear in your summary or risk factors sections:

      - "claim severity"
      - "severity trend"
      - "commutation agreement"
      - "ceded reinsurance"
      - "dislocation"
      - "run off plan"

      Response: We have made the requested revisions throughout the Amendment.

11. The company should not rely upon a glossary of defined terms. Please eliminate the glossary key by substituting non-technical terms for defined terms to the extent you can throughout the prospectus or explaining these terms in plain English the first time they appear in the prospectus. Please refer to Item 421 of Regulation C.

      Response: We have eliminated the glossary and incorporated plain English explanations for technical terms throughout the Amendment where appropriate.


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Securities and Exchange Commission
October 29, 2004
Page 4

12. Does the company have actual or pending patents or trademarks for its proprietary analytical tools? If so, this information should be disclosed. If not, please clarify or use a substitute for the word proprietary. (page
      3)

      Response: The Company does not have actual or pending patents or trademarks for its technological analytical tools. However, the Company has devoted significant resources to designing these tools specifically for its business and processes. Accordingly, when describing these tools throughout the Amendment, we have replaced the word "proprietary" with the word "customized."

13. Please clarify how you calculated the $8.4 billion in net premiums, as the potential market size for the company. Although you have broken out this figure by the type of market, how did you calculate this amount? Cite any sources you relied upon, and provide us with marked copies of these sources. (page 4)

      Response: We have revised the relevant sections of the prospectus to refer to the sources that the Company relied upon to make its internal calculations with respect to the market size of the Company's three market niches. Please see "Prospectus Summary -- Industry Background" on page 5 of the Amendment and "Business -- Industry Background" on page 60 of the Amendment. On behalf of the Company, marked versions of the requested sources are being provided supplementally to the Staff as Exhibit B to this letter.

            The Company's estimates of available premiums in its three market niches were developed as follows.

      Maritime Market

            For most states, the Company based its maritime estimates on data purchased from the National Council on Compensation Insurance, Inc. ("NCCI"). This data came from the most recent unit statistical report filed by all carriers for NCCI member states, and payroll and premium data was obtained from final audits for the purpose of this report. As carriers complete these reports, data arising from maritime employment is reported under a unique exposure code, and the data the Company purchased was identified using this code.

            For Mississippi, New York and Texas, the data from the most recent NCCI unit statistical reports was considerably disparate from prior years and from our experience. Accordingly, the Company adjusted these estimates using historical averages and/or data from a comparable state to bring them in line with what the Company believes is a more credible estimate.


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Securities and Exchange Commission
October 29, 2004
Page 5

            For several states with independent rating bureaus, where possible, the Company obtained "F" class data, as this is generally the only maritime premium data tracked. "F" (or Federal) classes are classes designated as subject to the United States Longshore and Harbor Workers' Compensation Act (the "USL&H Act") and include maritime employments such as shipbuilding and stevedoring. The Company also obtained USL&H Act data using state act classes, such as carpentry, electrical wiring, etc. Where these classes and their assigned rates are used for operations on or around the water, the Company used a multiplier to increase the filed rate to one more appropriate to reflect the higher benefits available under the USL&H Act. Since the independent rating bureaus did not separately track premiums derived in this manner, in order to arrive at an estimate that includes these premiums, the Company returned to the NCCI data and noted the relationship between the "F" class premiums and the total maritime premiums. The Company then used this ratio to "gross up" the "F" class premiums obtained from the independent rating bureaus to produce a more adequate estimate of total available maritime premiums for those states.

            For Minnesota, the Company was given total premiums written and an evaluation as to what proportion of those premiums were from the maritime market. The Company applied the midpoint value in the given range to the total to derive the estimate for this state.

            The Workers' Compensation Insurance Rating Bureau of California ("WCIRB") was unable to provide any data purporting to track maritime premiums. Accordingly, for California, the Company relied on information compiled by its staff in California regarding specific known maritime prospects to arrive at its estimate.

            For Ohio, Rhode Island, West Virginia, North Dakota and Wyoming, the Company could find no credible data from any official source. The Company's estimates for Ohio, Rhode Island and West Virginia were therefore developed using data from states believed by the Company to be comparable in geographic location and volume of maritime commerce. For North Dakota and Wyoming, these being inland states with few or no navigable waterways, the Company estimated no available maritime premiums.

      Alternative Dispute Resolution Market

            As the alternative dispute resolution ("ADR") product is a relatively new insurance product, there are no rating bureaus or other entities actively engaged in collecting and reporting related premiums. As a result, the methodology the Company used to prepare its market potential estimate is based upon union wage information obtained from The Bureau of National Affairs, Inc. For all states with enabling legislation currently in place, the Company applied the appropriate California rate to


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Securities and Exchange Commission
October 29, 2004
Page 6

      payrolls for each ADR-viable class to develop a premium estimate, and aggregated these state/class estimates for purposes of its overall estimate for potential premiums in the ADR market.

      State Act Market

            For all of the Company's targeted states except California, the Company obtained premium information for all contracting classes directly from NCCI using their ComPoint benchmarking tool. For California, the Company accessed 1999 policy year data previously purchased from the WCIRB and noted the proportion of premiums developed in contractor classes to the total premiums reported in that year. The Company then obtained from the California Department of Insurance the total workers' compensation premiums for 2003. The Company developed its estimate for California by applying the contractor percentage derived from the 1999 data to the more current 2003 total.

14. Under "The Acquisition" please briefly expand the disclosure to state not only what you received when you did the buyout and the acquisition of KEIC but also disclose the cost of the buyout including the acquisition of KEIC. The disclosure should include all forms of consideration including the type and amount of equity and debt issued by the company. (page 5)

      Response: We have made the requested revisions. Please see "Summary -- The Acquisition" on page 6 of the Amendment and "The Acquisition" on page 25 of the Amendment.

15. Under "Corporate Structure" please briefly describe the business of the two subsidiaries. (page 6)

      Response: We have made the requested revisions. Please see "Summary -- Corporate Structure" on page 7 of the Amendment and "Business -- Corporate Structure" on page 25 of the Amendment.

RISK FACTORS

GENERAL, PAGE 10

16. Please refer to your statement in the introductory paragraph under "Risk Factors" please delete the third sentence beginning with "[a]dditional risks not presently known to us." You must disclose all risks that you believe are material at this time.


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Securities and Exchange Commission
October 29, 2004
Page 7

      Response: We have made the requested revision. Please see "Risk Factors" on page 11 of the Amendment.

17. Please revise the risk factors where appropriate to replace generic language with specific disclosures of exactly how these risks have affected and will affect your operations, financial condition or business, and if practicable to quantify, the specific and immediate effects to investors of each risk that you have identified. For example, you use general phrases such as "materially adversely affected" throughout the risk factor section. These generic phrases are subject to varying interpretations and, therefore, do not adequately explain the risk or concern to which you refer.

      Response: We have made the requested revisions by further specifying and quantifying the risks described throughout the "Risk Factors" section, where appropriate. For example: (1) on page 12 of the Amendment, we have given examples of more restrictive terms that have been added to the Company's reinsurance agreements, discussed the potential consequences in the event that a reinsurer cancels participation in the Company's reinsurance treaty program and quantified the Company's potential liability in the event that the Company's reinsurers fail to pay amounts owed to the Company; (2) on page 13 of the Amendment, we have specified how various regulations apply specifically to the Company; (3) on page 14 of the Amendment, we have described why the Company's business is particularly sensitive to the Company's A.M. Best rating; (4) on page 14 of the Amendment, we have further specified limitations on the Company's competitive advantage due to the niche nature of insurance products offered by the Company; (5) on page 15 of the Amendment, we have described why the Company is particularly dependent on members of its senior management team and key employees; (6) on page 16 of the Amendment, we explain why the Company's brokers may find it easier to promote the broader range of programs offered by its competitors than the niche programs offered by the Company; (7) on page 17 of the Amendment, we have quantified the Company's liability under state pooling arrangements for a specified period; (8) on page 19 of the Amendment, we reference the terrorism sub-limits and exclusions which exist in the Company's reinsurance treaty program; and (9) on page 19 of the Amendment, we specify examples of cyclical changes in the reinsurance industry and how those changes have affected the Company.

OUR GEOGRAPHIC CONCENTRATION TIES OUR PERFORMANCE TO THE BUSINESS . . .  PAGE 10

18. Please revise to describe how unfavorable business, economic or regulatory conditions have impacted your business in the past. To the extent practicable, please quantify. For example, claims resulting from tsunamis, earthquakes or hurricanes.


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Securities and Exchange Commission
October 29, 2004
Page 8

      Response: Unfavorable business, economic or regulatory conditions in the states where the Company is geographically concentrated have not materially impacted the Company's business in the past. We have revised this risk factor to clarify this point. Please see "Risk Factors" on page 11 of the Amendment.

IF WE ARE UNABLE TO OBTAIN OR COLLECT ON CEDED REINSURANCE . . . . PAGE 10

19. Please disclose what percentage of your business you reinsure. If 100% of your policies are reinsured, so state.

      Response: We have revised this risk factor to confirm that the Company's current reinsurance treaty program covers all of the policies written by the Company. Please see "Risk Factors" on page 11 of the Amendment.

20. Please disclose problems the company has experienced from the failure of a reinsurer to pay in full and in a timely manner any material claims the company has presented to them, if applicable. Additionally, please disclose the nature of any current difficulties you are experiencing regarding the enforcement of your rights to receive payment under reinsurance agreements.

      Response: The Company has not in the past experienced, and is not currently experiencing, problems relating to the failure of a reinsurer to pay material claims in a timely manner or relating to the enforcement of the Company's rights under reinsurance agreements. We have clarified this risk factor accordingly. Please see "Risk Factors" on page 12 of the Amendment.

21. Please expand to discuss what the company would do in the event that a reinsurer cancels its participation on new business. For example, approximately how many companies could provide you with reinsurance services in the volume you require? Disclose the difficulties you would likely encounter in finding and negotiating an agreement for reinsurance from another source.

      Response: We have made the requested revisions. Please see "Risk Factors" on page 12 of the Amendment.

22. If an inability to qualify for reinsurance has adversely affected your business in the past, please discuss the specific situation.

      Response: The Company has not experienced an inability to qualify for reinsurance in the past. We have clarified this risk factor accordingly. Please see "Risk Factors" on page 12 of the Amendment.


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Securities and Exchange Commission
October 29, 2004
Page 9

THE INSURANCE BUSINESS IS SUBJECT TO EXTENSIVE REGULATION . . . . PAGE 11

23. To the extent any of the types of regulations identified in the bullet points has materially affected your business in the past, please discuss the situation and its consequences. Also, please identify and discuss the material risks presented by the other regulations you identified. For example, California's workers' compensation legislation.

      Response: We have made the requested revisions. Please see "Risk Factors" on pages 12 and 13 of the Amendment.

A DOWNGRADE IN THE A.M. BEST RATING OF OUR INSURANCE . . . . PAGE 12

24. Please discuss if the company has received any communications from A.M. Best related to whether your insurance subsidiary may be downgraded or on a credit watch for possible downgrading.

      Response: The Company has not received any communications from A.M. Best relating to a potential downgrade or a credit watch, and has no reason to believe that its financial strength rating may be downgraded.

INTENSE COMPETITION COULD ADVERSELY AFFECT OUR ABILITY TO SELL . . . . PAGE 12

25. To the extent known or easily obtainable, please identify your principal competitors' share of the market.

      Response: Because of the niche nature of the markets in which the Company operates, the Company is unable to quantify the market share of its principal competitors.

WE COULD BE ADVERSELY AFFECTED BY THE LOSS OF ONE OR MORE . . . . PAGE 13

26. To the extent that you have experienced difficulties attracting and retaining key personnel, please revise to discuss these difficulties.

      Response: The Company has not experienced difficulties attracting and retaining key personnel in the past. We have revised this risk factor to indicate that if the Company were to lose one of its principal employees, it may be challenging for the Company to attract a replacement employee with comparable skills and experience in the Company's market niches. Please see "Risk Factors" on page 15 of the Amendment.


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Securities and Exchange Commission
October 29, 2004
Page 10

WE RELY ON INDEPENDENT BROKERS . . . . PAGE 14

27. To the extent the company has experienced difficulties in recruiting or hiring qualified independent insurance brokers, revise to discuss these difficulties.

      Response: The Company has not experienced difficulties in recruiting or hiring qualified independent insurance brokers.

28. Please also explain that the agents may promote products offered by companies that offer a larger variety of products.

      Response: We have revised this risk factor to explain that the Company's brokers may find it easier to promote the broader range of insurance programs offered by some of the Company's competitors than to promote the Company's niche selection of insurance products. Please see "Risk Factors" on page 16 of the Amendment.

IN THE EVENT LMC IS PLACED INTO RECEIVERSHIP . . . . PAGE 15

29. Please include a brief discussion of LMC under "Our Challenges" in the Prospectus Summary. Additionally, please include a discussion of this factor in the MD&A section as an uncertainty that could affect future results.

      Response: We have made the requested revisions. Please see "Summary -- Our Challenges" on pages 4 and 5 of the Amendment and "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 38 of the Amendment.

30. Please revise this risk factor in its entirety. As is currently written, this risk factor is convoluted and difficult to read, particularly, bullet points 3 and 4. Additionally, please clearly define LMC and its relation with the company. Also, please describe what is collateralized in the collateralized reinsurance trust.

      Response: We have made the requested revisions. Please see "Risk Factors" on pages 17 and 18 of the Amendment.

OUR RESULTS OF OPERATIONS AND REVENUES MAY FLUCTUATE . . . . PAGE 16

31. Please revise to describe the current phase in the cycle and how it is affecting your operations and profitability. Compare current conditions with conditions previously. If you believe your profitability has in the past been adversely affected by negative

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                              KIRKLAND & ELLIS LLP

Securities and Exchange Commission
October 29, 2004
Page 11


      developments and cyclical changes in the industry, please provide appropriate disclosure.

      Response: We have made the requested revisions. Please see "Risk Factors" on page 19 of the Amendment.

FUTURE SALES OF SHARES OF OUR COMMON STOCK MAY AFFECT . . . . PAGE 17

32. Please state how many shares are subject to the 180-day lock-up agreements.

      Response: We have made the requested revisions. Please see "Risk Factors" on page 20 of the Amendment.

PUBLIC INVESTORS WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION . . . . PAGE 18

33. Please revise this risk factor to explain that investors who purchase shares will:

      - Pay a price per share that substantially exceeds the value of your assets after subtracting its liabilities; and

      - Contribute ___% of the total amount to fund the company but will own only __% of the shares outstanding.

      Response: We have made the requested revisions. Please see "Risk Factors" on page 21 of the Amendment.

THE ACQUISITION, PAGE 20

34. Please revise the text under "Arrangements to Minimize Exposure" using plain English to clearly and concisely explain the agreements. Although, included as exhibits to the prospectus, please clearly explain the material terms of these agreements and what potential liability exists to the company.

      Response: We have made the requested revisions. Please see "The Acquisition -- Arrangements to Minimize Exposure" on pages 25 and 26 of the Amendment.

35. Please include a discussion of what types of products and services KEIC and LMC offered prior to the MBO and what the 2 entities do currently.

      Response: We have made the suggested revisions. Please see "The Acquisition" on pages 25 and 26 of the Amendment.
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                              KIRKLAND & ELLIS LLP

Securities and Exchange Commission
October 29, 2004
Page 12


36. Please disclose the amount of fee income the company receives from its services agreements with LMC and its affiliates under "Services Arrangements.'

      Response: We have made the requested revision. Please see "The Acquisition -- Services Arrangements" on page 26 of the Amendment.

USE OF PROCEEDS, PAGE 22

37. Please specify which general corporate purposes the proceeds you do not contribute to your insurance company subsidiary will be used for.

      Response: We have made the requested revisions. Please see "Prospectus Summary -- The Offering" on page 7 of the Amendment and "Use of Proceeds" on page 28 of the Amendment.

38. Please provide the approximate dollar amount that you plan to contribute to your insurance company subsidiary, as well as the amount to be used for any other purposes you identify pursuant to the previous comment.

      Response: We have made the requested revisions using approximate percentages instead of approximate dollar amounts, with the Staff's permission. Please see "Prospectus Summary -- The Offering" on page 7 of the Amendment and "Use of Proceeds" on page 28 of the Amendment.

DILUTION, PAGE 23

39. Please disclose your historical net tangible book value per share before conversion of the convertible preferred stock. Please revise to present line items for historical tangible book value per share and the amounts attributable to pro forma adjustments, such as conversion of convertible preferred stock, to arrive at a pro forma tangible book value per share.

      Response: Please note that the Company currently has no shares of common stock outstanding and will not have any shares of common stock outstanding prior to the conversion of the Company's convertible preferred stock. Accordingly, the conversion of the Company's convertible preferred stock will have no impact on the net tangible book value per share. As a result, we have made no changes to the prospectus in response to this comment. Please refer to footnote (n) on page F-11.
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                              KIRKLAND & ELLIS LLP

Securities and Exchange Commission
October 29, 2004
Page 11


UNAUDITED PRO FORMA FINANCIAL INFORMATION, PAGES 25-27

40. Please revise the head note to the pro forma statement of operations as follows:

      - Provide a more specific discussion of how the investor should utilize the pro forma financial information. We note your conflicting statements that it is for comparative purposes but does not represent what operations would have been had the Acquisition occurred on January 1, 2003. Please clarify these statements to be more consistent with the objective of Article 11, which is to provide investors with information about the continuing impact of a transaction by showing how it might have affected the historical financial statements;

      - Describe the specific activities relating to the policies written prior to January 1, 2003 that have been retained in the pro forma presentation and those that have been eliminated from this presentation. It appears that much of the activity in the pre Acquisition renewal process should be presented in the pro forma financial information; and

      - Clarify your disclosures to state that the pro forma statement of operations excludes the operations of SBIC prior to September 30, 2003.

      Response: We have made the requested revisions. Please see "Unaudited Pro Forma Financial Information" on page 32 of the Amendment.

41. Pro forma footnote disclosures should be sufficiently detailed to understand your basis for the adjustment and how the adjustment was computed. For example, please expand your description of pro forma adjustments "a", "c", "g", "h" and "i" so that investors can better understand the related objectives, calculation methods and assumptions and historical information utilized. Tell us how these adjustments are factually supportable and create a better representation of the continuing impact of the Acquisition than actual 2003 revenues and expenses for predecessor and the company.

      Response: We have made the requested revisions. Please see the Notes to Unaudited Pro Forma Statement of Operations on pages 34 and 35 of the Amendment.

            The pro forma financial information is intended to provide the reader with an understanding of how the results of operations might look had the Acquisition taken place on January 1, 2003 without the effect of premiums written and earned on policies beginning prior to January 1, 2003 and the effect of the predecessor reinsurance agreements with LMC. The Company's predecessor's results of operations before the Acquisition are generally not comparable to its results after the Acquisition, because the
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                              KIRKLAND & ELLIS LLP

Securities and Exchange Commission
October 29, 2004
Page 14


      Company acquired renewal rights and not the underlying policies as of the date of the Acquisition. Policies are generally written for a twelve month period with policy premium included in revenue in proportion to the amount of insurance protection provided. The Company's predecessor's 2003 results include premiums earned in 2003 on policies written prior to 2003. In addition, the Company's predecessor's results of operations for 2003 are impacted by the run off of its quota share treaties with LMC. The Company would not have been a party to those treaties if the Acquisition took place on January 1, 2003. These adjustments are factually supportable because they are based upon actual premiums written and earned, as further described in the notes to the Pro Forma Consolidated Statement of Operations on page 34 of the Amendment. In addition, we only eliminated direct expenses associated with these premiums, such as commissions and premium taxes, and used the actual loss and loss adjustment expense ratio incurred to adjust loss and loss adjustment expenses.

42. Please revise your disclosures in pro forma adjustments "e" and "k" to clarify that the tax effects of any pro forma adjustments are calculated at the "statutory" rate in effect during the periods presented. Please refer to Instruction 7 to Rule 11-02 of Regulation S-X.

      Response: We have made the requested revisions. Please see the Notes to Unaudited Pro Forma Statement of Operations on page 34 of the Amendment.

43. We note that pro forma net premiums earned and pro forma net income are significantly greater than the corresponding actual amounts for prior years and for the six months ended June 30, 2004. In particular, pro forma net income for 2003 is 3.6 times net income for the six months ended June 30, 2004. Please explain the implications of this relationship so that investors can better understand the continuing impact of the Acquisition.

      Response: We have eliminated the June 30, 2004 financial information. We note that the net income for the adjusted nine months ended September 30, 2003 of $3.2 million does not differ substantially from the $4.0 million of net income for the nine months ended September 30, 2004, or from the net income of the Company's predecessor of $4.7 million for the historical nine months ended September 30, 2003. For a discussion of the differences in net income between the Company's predecessor's nine months ended September 30, 2003 and the Company's nine months ended September 30, 2004, please see page 49 of the Amendment.

44. It appears that the terms of prior predecessor reinsurance program differs from the terms of the company's current reinsurance program. Please explain how you considered these differences in preparing the pro forma financial information.
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                              KIRKLAND & ELLIS LLP

Securities and Exchange Commission
October 29, 2004
Page 15


      Response: We have included revised disclosure in the introduction to the Pro Forma Consolidated Statement of Operations explaining that, although the Company's predecessor entered into quota share reinsurance agreements, excess of loss reinsurance agreements and loss portfolio reinsurance agreements with its ultimate parent, the effects of these reinsurance agreements are not included in the Company's unaudited pro forma results of operations because, in the Acquisition, the Company acquired renewal rights rather than in-force insurance contracts. Accordingly, the Company would not have been a party to these reinsurance agreements even if the Acquisition had occurred on January 1, 2003. Please see "Unaudited Pro Forma Financial Information" on page 32 of the Amendment.

45. You disclose that the quota share reinsurance agreements between EPIC, PEIC and LMC stipulated 20% retention. However, the amounts reflected in pro forma adjustments "a" and "c" appear to indicate 10% retention. Please explain this apparent inconsistency. Also, explain why adjustments "g", "h" and "i" do not appear to include any impact from reinsurance.

      Response: The quota share reinsurance agreements between EPIC, PEIC and LMC stipulated a 20% retention of premiums written and premiums earned after external ceded reinsurance premiums. The $33.4 million in direct premiums earned is calculated after giving effect to external reinsurance premiums. During the nine months ended September 30, 2003, $30.2 million was actually ceded to LMC as ceded premiums and was calculated before giving effect to external ceded reinsurance premiums. In calculating the 2003 losses, the Company used the predecessor 2003 accident year loss ratio and applied that ratio to the direct premiums earned and ceded premiums earned.

46. Please remove all historical and pro forma "Other Data" since this information is not contemplated in the preparation requirements of Article 11 of Regulation S-X. Please revise your disclosures in other sections of the filings, accordingly.

      Response: We have made the requested revisions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW, PAGE 30

47. Please expand your disclosures, and explain to us, how the loss ratio and expense ratio of your business is comparable with the business of the predecessor.

      Response: We have revised our disclosure to explain how the Company's loss ratio and expense ratio compare with those of the Company's predecessor. Please see
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Page 16


      "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" on page 38 of the Amendment. As explained in the revised disclosure, the Company believes that its loss ratio is comparable to the loss ratio of its predecessor because the Company provides insurance to accounts with the same type of risk exposure (i.e., risk exposure flowing from the maritime, alternative dispute resolution and state act market niches) in essentially the same jurisdictions and, in many cases, for the same accounts as its predecessor. In addition, the Company uses the same risk selection rules, underwriting guidelines and pricing models for setting policy premiums as its predecessor used. Furthermore, as explained in the revised disclosure, the Company believes that its expense ratio is comparable to the expense ratio of its predecessor because the Company acquired the entire work force and substantially all of the operating assets of its predecessor. The Company also follows the same business model as its predecessor, which was developed by members of the Company's current management team while they were employed by the Company's predecessor prior to the Acquisition.

RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2004 COMPARED TO SIX MONTHS ENDED JUNE 30, 2003, PAGE
38

48. Please explain in greater detail the basis for your decision to substitute a comparison of trends and ratios for the six months ended June 30, 2004 to the three months ended December 31, 2003 for a comparison of trends and ratios for the six months ended June 30, 2004 to the six months ended June 30, 2003.

      Response: We have removed the relevant comparisons and substituted them for a comparison of the nine month period ended September 30, 2004 to the nine month period ended September 30, 2003. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations" on pages 47 through 49 of the Amendment.

49. Please include a discussion of the company's actual experience in exercising the acquired renewal rights during the six months ended June 30, 2004.

      Response: We have made the requested revisions. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations" on page 47 of the Amendment.

50. Please expand your loss and loss adjustment expense discussion to disclose the effects of the $2.5 million reimbursement from LMC related to the adverse development cover. If material, disclose what impact this arrangement will have on future cash flows.
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      Response: We have made the requested revisions. Please see "Management's
      Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations" on page 48 of the Amendment. As explained in the revised disclosure, the Company does not expect the $2.5 million receivable from LMC to have any material effect on its future cash flows if LMC fails to satisfy its obligations.

51. We believe your disclosure in Management's Discussion and Analysis regarding the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. Disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions are consistent with the objective of Management's Discussion and Analysis. Accordingly, please revise MD&A to include the following information for each of your lines of business.

      (a) Please disclose the reserves accrued as of the latest balance sheet date presented. The total of these amounts should agree to the amount presented on the balance sheet.

      (b) Please disclose the range of loss reserve estimates as determined by your actuaries. Discuss the key assumptions used to arrive at management's best estimate of loss reserves within the range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses.

      (c) For your workers' compensation business, please provide more precise insight into the existence and effects on future operations and financial condition of known trends, events and uncertainties. Disclosure you should consider, but not be limited to, includes the following information:

            -     Number of claims pending at each balance sheet date;

            -     Number of claims reported for each period presented;

            - Number of claims dismissed, settled, or otherwise resolved for each period;

            - Nature of the claims including relevant characteristics of the claimant population (e.g., involves a large number of relatively small individual claims of a similar type);

            -     Total settlement amount for each period;
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            -     Cost of administering the claims;

            -     Emerging trends that may result in future reserve adjustments;
                  and

            - If management is unable to estimate the possible loss or range of loss, a statement to that effect.

      Response: We refer the Staff to "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Key Financial Measures" on pages 40 through 42 of the Amendment. This section discusses the uncertainties inherent in unpaid loss and loss adjustment expenses. We have expanded this discussion to include the requested revisions with respect to the Company's only line of business, workers' compensation insurance. The added disclosure discusses the Company's unpaid loss and loss adjustment expenses as of December 31, 2003 and September 30, 2004.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 43

52. Please include a robust discussion of the reasonably likely effect that the payment of claims will have on known trends and uncertainties, in particular cash outflows from operations. In the disclosure please include a discussion of your asset/liability management process and whether there are any significant variations between the maturity of your investments and the expected payment of your loss reserves. Include a discussion of the impact on your future liquidity and results of operations of selling securities before anticipated or the use of credit facilities to pay for policy liabilities.

      Response: We have made the requested revisions. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" on page 53 of the Amendment.

BUSINESS

53. We note that the company is primarily focused on larger customers. To the extent you currently have such customer(s), information concerning the dependence of the company upon certain large customers should be disclosed on a per segment basis as well as for the company as a whole. Please revise or advise. See Item 101(b)(vii) of Regulation S-K.

      Response: For the nine months ended September 30, 2004, the Company's largest customer accounted for approximately 5.3% of its gross premiums written and the Company's largest three customers account for approximately 13.6% of the Company's total in-force premiums as of September 30, 2004. The Company is not dependent on
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Page 19


      any single customer which would have a material adverse effect on the Company's business if the Company lost the customer. We have included disclosure to this effect under "Business -- Customers -- Customer Concentration" on page 64 of the Amendment.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS, PAGE 46

54. Due to the significant nature of loss reserve liabilities to the company's business we believe the inclusion of these future legal obligations in the contractual obligation table will provide investors increased disclosure of your liquidity. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant's contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K. Based on the above factors, please include the expected settlement of your loss reserves in this table.

      Response: Per the Staff's comment, we have included loss and loss adjustment expenses in the contractual obligations and commitments table. We have also added accompanying disclosure that we believe is appropriate relating to the uncertainties associated with estimating unpaid loss and loss adjustment expenses. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Contractual Obligations and Commitments" on page 56 of the Amendment.

RECONCILIATION OF UNPAID LOSS AND LOSS ADJUSTMENT EXPENSES, PAGE 59

55. Please indicate that this table excludes unpaid loss and loss adjustment expenses related to SBIC's predecessor, KEIC, and discuss the related implications.

      Response: As described in the introductory sentence to the table, the table only presents information with respect to our predecessor. As described in "Certain Important Information" on page 23, our predecessor consists of the Eagle entities and PointSure. Therefore, we do not believe that a discussion of the implications of excluding KEIC is relevant to the presentation, because the risks associated with the KEIC loss and loss adjustment expenses are addressed by the adverse development cover, as further described throughout the prospectus, in particular in "Risk Factors" on page 17 of the Amendment, in "The Acquisition" on page 26 of the Amendment and in "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 38 and 43 of the Amendment.

ANALYSIS OF UNPAID LOSS AND LOSS ADJUSTMENT EXPENSE DEVELOPMENT, PAGE 60

56. Please indicate that the Industry Guide 6 information excludes amounts relating to SBIC's predecessor, KEIC, and discuss the related implications.
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Page 20


      Response: For the reasons described in response to comment 55, we do not believe that a discussion of the implications of excluding KEIC is relevant to the presentation, because the risks associated with the KEIC loss and loss adjustment expenses are addressed by the adverse development cover, as further described throughout the prospectus, in particular in "Risk Factors" on page 17 of the Amendment, in "The Acquisition" on page 26 of the Amendment and in "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 38 and 43 of the Amendment.

57. Please provide a full discussion of the trends depicted in the loss development table as required by Industry Guide 6. Disclose the causes of significant redundancies and deficiencies disclosed in the table. Disclose the amount by which management increased loss and loss adjustment expenses in 1999 to reflect its best estimate of the ultimate losses.

      Response: We have made the requested revisions. Please see "Business -- Loss Reserves -- Loss Development" on pages 72 through 74 of the Amendment.

LEGAL PROCEEDINGS, PAGE 67

58. Please provide us your analysis as to why you believe your pending legal proceedings will not have a material adverse effect on your results of operations or financial condition. Please revise your disclosure to state your basis for such conclusion. For example, is your conclusion based on the fact that you have adequate reserves for any losses you may experience from these lawsuits, your belief that the outcome of these lawsuits will be favorable to you or your belief that any losses you may suffer from the outcome would be immaterial.

      Response: We have included revised disclosure on page 80 of the Amendment.

MANAGEMENT

MANAGEMENT COMPENSATION AND INCENTIVE PLANS, PAGE 77

59. We note that all five of the employees you describe in this section receive option grants as part of their compensation. Please describe how these individuals' performance is determined and what factors are considered in evaluating it. For example, if the grants are based on company performance, please describe how company performance is measured.

      Response: We have made the requested revisions. Please see "Management -- Management Compensation and Incentive Plans" on page 90 of the Amendment.
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Page 21

PRINCIPAL STOCKHOLDERS, PAGE 84

60. Please identify all of the natural persons who share the beneficial ownership of the shares held of record by Summit Partners in Footnote 1 to the table.

      Response: We have revised the disclosure under "Principal Stockholders" on page 99 of the Amendment in Footnote 1 to explain that each of Summit Partners, LLC and Summit Partners, L.P. have voting and dispositive authority over the shares of the entities described in the footnote and therefore beneficial own those shares As described in the revised disclosure, this authority is exercised through investment committees. Decisions of these investment committees are made by a majority vote of the members of the committees and, as a result, no single member has voting or dispositive authority over the shares. The revisions also disclose the members of Summit Partners, LLC and Summit Master Company, LLC, which is the general partner of Summit Partners, L.P.

UNDERWRITING, PAGE 93

61. Please tell us whether you intend to include a directed share offering as part of your public offering. If so, provide appropriate disclosure in this section. Advise us as to the procedures you will follow and how your directed share offering will be in compliance with Section 5 of the Securities Act of 1933 and Rule 134 of the Act. Also provide us with all material you will provide to the participants in the directed share offering prior to its use. We may have further comment.

      Response: At the Company's request, the underwriters have reserved for sale to the Company's officers, directors, employees and brokers and agents of the Company (collectively, the "Invitees") of approximately 5% of the shares of common stock to be issued in the Company's initial public offering (collectively, the "Shares") through a Reserved Share Program (the "Program") to be conducted by Friedman, Billings, Ramsey & Co., Inc. ("FBR"). The Shares would be sold to the Invitees at the public offering price in a manner substantially similar to that described below.

            Through the Program, the Company will provide FBR with the names and addresses of each Invitee along with the maximum number of Shares which will be reserved for each Invitee. Based upon this information, FBR will prepare and mail to each Invitee on the Company's behalf a package of materials consisting of a letter describing the Program and its mechanics (the "Friends & Family Letter"), an Indication of Interest Form ("IOI") and account opening information. This package of materials will also include a copy of the preliminary prospectus and a phone number which the Invitee may call if he or she has any questions concerning the Program. A W-9 Form
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      will also be included in the package that the Invitees will be advised to simply hold onto until they are subsequently contacted, as applicable, by FBR.

            In addition to explaining the mechanics of the Program, the Friends & Family Letter will attempt to make clear that the Invitee is under no obligation to purchase Shares through the Program, that responding to the mailing will involve no obligation of any kind, that the Invitee is not, by reason of his or her inclusion in the Program, assured of obtaining a particular number of Shares or even any Shares, that the Invitee may be required to enter into a 180 day lock up agreement with respect to the Shares purchased through the Program, that no offer to buy Shares may be accepted and no part of the purchase price can be received by the Company until the Company's Registration Statement on Form S-1 (the "S-1") has been declared effective, and that any such offer to buy can be withdrawn by us, in whole or in part, without obligation or commitment, at any time prior to notice of such offer's acceptance (which notice is to be given after the effective date of the S-1). The Friends & Family Letter will also contain the legend set forth in Rule 134 of the Act.

            The IOI will be designed to be signed by the Invitee and returned to FBR by facsimile. It is the method by which the Invitee affirms certain statements contained in the Friends & Family Letter, including that the Invitee has received a copy of the preliminary prospectus, that the number of Shares indicated is for the Invitee's personal account, that the Invitee is aware that he or she is not assured of obtaining any or all of the Shares requested and a reiteration of the fact that no offer to buy Shares can be accepted, and no part of the purchase price can be received by us, until effectiveness of the S-1, and that the indication of interest by the Invitee involves no obligation or commitment of any kind. It will also contain the Invitee's lock up agreement, if applicable.

            Another item to be included in the IOI will be designed to provide the vehicle by which the Invitee can indicate the maximum number of Shares in which he or she wishes to express an interest and asks for certain personal information necessary for the administration of the Program.

            If the Invitee is interested in reserving Shares through the Program, he or she will be directed to return the completed IOI to FBR by a specified date. Once the Invitee has returned a completed IOI to FBR, the Invitee's personal information and the maximum number of Shares in which the Invitee has expressed an interest are forwarded to a FBR Financial Advisor or Registered Representative who will contact the Invitee to assist in opening a FBR account to allow for purchase of the Shares. Following receipt of all expressions of interest and the establishment of accounts for each applicable Invitee, the
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      Company will determine the final allocation of Shares which will be made available to the Invitees. This allocation will be made in our sole discretion.

            Once the S-1 has been declared effective and the public offering price of the Shares has been determined, the FBR Financial Advisor or Registered Representative to whom the Invitee has been assigned will contact the Invitee and inform the Invitee of the public offering price and the maximum number of Shares which the Company has determined that he or she may purchase. The Invitee will then be asked whether he or she wishes to purchase Shares at that price, and if so, how many Shares (subject to a minimum number of Shares to be determined and subject to the maximum aggregate number of Shares as described above). The Invitee may decline to purchase Shares, agree to purchase Shares but specify a lesser number of Shares than the maximum number set by us or purchase the maximum number of Shares. If the Financial Advisor or Registered Representative cannot reach the Invitee within 24 hours of pricing, the Invitee will lose the opportunity to participate in the Program. If the Invitee agrees to purchase Shares, a copy of the final prospectus will be sent to the Invitee along with a confirmation of the transaction. The mechanics of the sale to the Invitee will be handled the same way as any other sale of the Shares to any purchaser in the public offering. The Invitees will not be required to pre-fund their accounts and payment will not be required until after the Invitee has confirmed their indication of interest after the pricing of the offering.

            A copy of the initial draft of the Program materials to be used in the United States, namely the Friends & Family Letter and the IOI, are being provided supplementally to the Staff as Exhibit C to this letter. Program materials used in foreign jurisdictions will reflect non-substantive changes necessitated by the laws of the jurisdictions in which the Invitees reside, but the account opening procedures and the mechanics of the sale of Shares to the Invitees in such foreign jurisdictions will remain unchanged. As of the date hereof, no materials have been furnished to any Invitee.

            In addition, the Company also plans to send letters by email to invitees in the directed share program. The email, which will contain a link to the preliminary prospectus, will direct the invitees to FBR's website which contains procedures to purchase shares. FBR's procedures have been filed with the Division of Corporation Finance of the Commission and are on the "pre-approved list" that is disseminated to the Division's reviewers. FBR has been advised by the Staff to refer future Staff reviewers to the "pre-approved list." A copy of the form of email to be used is being provided supplementally to the Staff as Exhibit D to this letter.
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62.   We note that certain of the underwriters may distribute prospectuses electronically. Please tell us the procedures they will use in their selling efforts and how they intend to comply with the requirements of
      Section 5 of the Securities Act of 1933, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.

      Response: FBR intends to offer and/or sell securities electronically as described in the Underwriting section of the S-1, which may include offering securities to certain of its Internet subscription customers via www.fbrdirect.com, allocating a limited number of securities for sale to its online brokerage customers, maintaining an electronic prospectus on its Internet website, and sending via electronic mail a copy of the prospectus or a link to the prospectus on EDGAR. FBR's procedures with respect to such electronic delivery of the prospectus are on file with the Commission's Division of Corporation Finance and are on the "pre-approved list" that is disseminated to the Division's reviewers. FBR has been advised by the Staff to refer future Staff reviewers to this "pre-approved list."

            With respect to your request for copies of all electronic communications including the proposed web pages, please see the procedures that FBR has on file with the Commission, as referenced above. The other underwriters will not be using web pages to offer or sell the Company's securities. However, one or more underwriters may send the preliminary prospectus electronically to potential investors to solicit interest. In such instances, the preliminary prospectus is sent via e-mail in the form of an Adobe PDF file, which is identical to the paper copy. The underwriters will meet their prospectus delivery requirements by mailing paper copies of the prospectus.

63. Please tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print an electronic version, such as CD-ROMs, videos, etc., and provide all such prospectuses for our examination. Please refer to SEC Releases No. 33-7233 and No. 33-7289. We may have additional comments.

      Response: An electronic copy of the prospectus will be available on an Internet Website maintained by FBR in connection with the activities of FBR described above in the Company's response to comment 62.

64. Please indicate if your underwriters have arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and provide the address of the website. Please also describe the material terms of the agreement and provide us with a copy of any written agreement. You should also provide us with copies of all information concerning your company or the offering that appears on the third party website. We may have further comments.
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      Response: The underwriters have arranged to have the one or more road show presentations for the offering produced and hosted by NetRoadshow, Inc. ("NetRoadshow") on the Internet or via a FBR intranet site. NetRoadshow's website is: www.netroadshow.com. A copy of the Standard Service Agreement between NetRoadshow and FBR is being provided supplementally to the Staff as Exhibit E to this letter. It provides for NetRoadshow's engagement to produce and transmit road show presentations as requested by FBR from time to time, in compliance with applicable Staff no-action positions. The agreement prohibits editing of presentations except as permitted by Staff no-action positions, requires that access to presentations be limited to persons with passwords provided by FBR (with an access period of no more than 24 hours for any single password) and requires that presentations be maintained in a manner that prevents downloading or printing of presentations. An electronic copy of the prospectus will also be available on NetRoadshow's web site.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(A).  BASIS OF PRESENTATION, PAGE F-9

65. Please revise your disclosures to state that the consolidated financial statements of the company have been prepared in accordance with U.S. generally accepted accounting principles and remove the reference to standards of the PCAOB or advise us. Please revise your disclosure in the interim financial statements, accordingly.

      Response: We have made the requested revisions. Please see pages F-8 and F-28 of the Amendment.

66. Please disclose the factors used to identify reportable segments as required by paragraph 26(a) of SFAS 131. Please explain to us why your insurance and brokerage lines of business are not considered operating segments, as they appear to meet the characteristics described in SFAS 131.

      Response: The Company does not believe that its insurance and brokerage lines of business should be considered operating segments under SFAS 131. Paragraph 10(b) of SFAS 131 defines an operating segment as a component of an enterprise "whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance."
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            The Company's chief executive officer is its chief operating decision maker, and he does not regularly review separately the results of the Company's brokerage line of business. Results are reviewed on a company-wide basis in order to make decisions about resources and performance. The Company's bonus structure is based upon achieving company-wide goals and objectives. All material decision making authority and financial accountability for PointSure rests with the Executive Vice President of Operations of the Company, who is not the Company's chief operating decision maker, and is not considered a "segment manager" under paragraph 14 of SFAS 13.



(I). REVENUE RECOGNITION, PAGE F-9

67. Please expand your disclosure of premiums for primary and reinsured risks to clarify what is meant by earned on a "pro rata" basis. We assume that revenue is recognized in proportion to the amount of insurance protection provided as required by paragraph 13 of SFAS 60.

      Response: We have made the requested clarification. Please see page F-10 of the Amendment.

68. Please expand your accounting policy to discuss deferred premiums and the relationship with unearned premiums. Include a more detailed discussion of the company's accounting for retrospective premium adjustments, including the process for estimating loss experience and premium adjustments, the governing contractual minimum and maximum rates and the 5-7 year duration for this premium adjustment process.

      Response: We have made the requested revisions. Please see page F-10 of the Amendment.

69. You state on page 55 that loss sensitive plans provide for variable premium rates over the policy term, which are adjusted to reflect actual experience using a retrospective rating process. It appears that the underlying experience has been effectively split with the seller retaining pre-acquisition loss experience and the company assuming post-acquisition loss experience. Thus, excess assets generated by favorable experience prior to the acquisition may not be available to the company for funding possible adverse experience after the acquisition. Please explain how the retrospective rating process distinguishes between pre-acquisition and post-acquisition loss experience and how you plan to account for future variable premium adjustments related to policies in the renewal rights component of the Acquisition. Describe any contingent payment
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      obligations of seller to the company that are associated with the renewed rights component of the Acquisition.

      Response: Page 1 of the Amendment states that the Acquisition gave the Company renewal rights to an existing portfolio of business, which gave the Company access to its predecessor's customer lists and the right to seek to renew its predecessor's in-force insurance contracts. Since the Company acquired renewal rights and not in-force insurance contracts, the retrospective contacts written by its predecessor remain with the predecessor and have no future effect on the Company's business. There are no contingent payment obligations of the seller to the Company that are associated with the renewal rights component of the Acquisition.

(K).  REINSURANCE, PAGE F-9

70. Please disclose your accounting and calculation methodology for the adverse development excess of loss reinsurance. While the adverse development cover appears to terminate on December 31, 2011, you state that the acquired unpaid loss and loss adjustment expense has been guaranteed by LMC. Please clarify this apparent inconsistency. Also, it appears that this accounting policy should be included in Critical Accounting Policies.

      Response: We have made the requested disclosure relating to the accounting and calculation methodology for the adverse development excess of loss reinsurance. Please see page F-11 of the Amendment. For a further description of this arrangement, please see "The Acquisition -- Arrangements to Minimize Exposure" on pages 25 and 26 of the Amendment. We have also made the requested clarification throughout the Amendment. Finally, we have explained the accounting methodology for the adverse development cover in Critical Accounting Policies. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Critical Accounting Policies" on page 43 of the Amendment.

NOTE 7. REINSURANCE, PAGE F-13

(A).  REINSURANCE CEDED

71. It appears that the balance in the Trust is less than the amount required under the Agreement. Please discuss how management assesses the collectibility of the receivable due from LMC.

      Response: We have added discussion with respect to the settlement of the purchase price on page F-23 of the Amendment.
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                              KIRKLAND & ELLIS LLP


Securities and Exchange Commission
October 29, 2004
Page 28


NOTE 8.  UNPAID LOSS AND LOSS ADJUSTMENT EXPENSES, PAGE F-15

72. Please revise your tabular summary of activity to reconcile to the gross balance disclosed on the face of the consolidated balance sheet.

      Response: We have made the requested revisions. Please see pages F-16 and F-17 of the Amendment.

NOTE 16. INTANGIBLE ASSETS, PAGE F-20

73. We note on page F-18 that the Acquisition gave SIH renewal rights to an existing portfolio of business, representing a valuable asset. Please disclose the basis for your valuation of renewal rights.

      Response: We have provided the requested disclosure under Note 16, Intangible Assets. Please see page F-21 of the Amendment.

INTERIM FINANCIAL STATEMENTS OF SEABRIGHT INSURANCE HOLDINGS AND PREDECESSOR COMPANIES

PAGE F-22

74.   Please revise to label the interim financial statements as unaudited.

      Response: We have made the requested revisions throughout the interim financial statements in the Amendment.

COMBINED FINANCIAL STATEMENTS OF THE PREDECESSOR

NOTE 1.  ORGANIZATION, PAGE F-35

75. Please expand this disclosure to include a description of the run off process for the business retained by EPIC and PEIC and related financial and administrative obligations of LMC to these entities.

      Response: We have made the requested revisions. Please see page F-37 of the Amendment.
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                              KIRKLAND & ELLIS LLP


Securities and Exchange Commission
October 29, 2004
Page 29


NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-35

REVENUE RECOGNITION

76. Please expand your disclosure of premiums for primary and reinsured risks to clarify what is meant by earned on a "pro rata" basis. We assume that revenue is recognized in proportion to the amount of insurance protection provided as required by paragraph 13 of SFAS 60.

      Response: We have made the requested revisions. Please see page F-39 of the Amendment.

77. Please expand your accounting policy to discuss deferred premiums and the relationship with unearned premiums. Include a more detailed discussion of the company's accounting for retrospective premium adjustments, including the process for estimating loss experience and premium adjustments, the governing contractual minimum and maximum rates and the 5-7 year duration for this premium adjustment process.

      Response: We have made the requested revisions. Please see page F-39 of the Amendment.

NOTE 7.  REINSURANCE, PAGE F-41

78. Please describe the impact of the Acquisition on these reinsurance arrangements.

      Response: The Acquisition had no impact on the reinsurance arrangements described in Note 7 of the Predecessor Notes to Combined Financial Statements. Accordingly, the Amendment reflects no change in response to this comment.

EXHIBITS

79. We note that you have not yet filed some of your exhibits. Please be aware that when you file the exhibits, we will need time to look at them, and we may have comments.

      Response:  We have noted your comment.

                                    * * * * *
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                              KIRKLAND & ELLIS LLP


Securities and Exchange Commission
October 29, 2004
Page 30


            Please do not hesitate to contact the undersigned at the number above with any questions or comments regarding this filing.


                                          Sincerely,

                                          /s/  James S. Rowe

                                          James S. Rowe

cc:   John G. Pasqualetto
      SeaBright Insurance Holdings, Inc.